Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2009 AUG 14 A 9:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
Date:	14 August 2009	No of sheets:	1+8

SUPPL

In accordance with §82, section 2 and §83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, item 259, the Management Board of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report with quarterly financial information for the second quarter of 2009.

Herein are presented the consolidated and separate statements of financial position, statements of comprehensive income, statements of changes in equity and statements of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of the consolidated quarterly report with quarterly financial information for the second quarter of 2009 by express mail shortly.

Sincerely

PREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura

8/19

09046790

This quarterly report is available on the website of the Company: www.kghm.pl

Exemption number 82 4639

Financial statements of KGHM Polska Miedź S.A.
for the period from 1 January 2009 to 30 June 2009
(amounts in thousand PLN)

Statement of financial position

	At	
	30 June 2009	**31 December 2008**
Assets		
Non-current assets		
Property, plant and equipment	5 577 126	5 515 028
Intangible assets	76 400	80 904
Shares in subsidiaries	1 798 863	1 795 013
Investments in associates	1 159 947	1 163 640
Deferred tax assets	114 090	-
Available-for-sale financial assets	20 446	21 034
Held-to-maturity investments	66 349	59 545
Derivative financial instruments	75 996	6 501
Trade and other receivables	63 446	61 900
	8 952 663	**8 703 565**
Current assets		
Inventories	1 657 146	1 446 802
Trade and other receivables	1 497 674	1 222 501
Held-to-maturity investments	2 180	-
Derivative financial instruments	222 922	711 096
Cash and cash equivalents	2 321 832	1 793 580
	5 701 754	**5 173 979**
Non-current assets held for sale	**2 560**	**23 020**
TOTAL ASSETS	**14 656 977**	**13 900 564**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Accumulated other comprehensive income	5 789	518 748
Retained earnings	7 209 178	8 072 544
TOTAL EQUITY	**9 214 967**	**10 591 292**
LIABILITIES		
Non-current liabilities		
Trade and other payables	21 470	24 962
Borrowings and finance lease liabilities	13 396	17 173
Derivative financial instruments	9 780	-
Deferred tax liabilities	-	31 516
Liabilities due to employee benefits	1 005 530	975 697
Provisions for other liabilities and charges	442 859	591 320
	1 493 035	**1 640 668**
Current liabilities		
Trade and other payables	3 701 966	1 476 088
Borrowings and finance lease liabilities	10 645	7 120
Current corporate tax liabilities	66 687	64 866
Derivative financial instruments	48 989	3 771
Liabilities due to employee benefits	86 219	73 289
Provisions for other liabilities and charges	34 469	43 470
	3 948 975	**1 668 604**
TOTAL LIABILITIES	**5 442 010**	**3 309 272**
TOTAL EQUITY AND LIABILITIES	**14 656 977**	**13 900 564**

Lubin, 13 August 2009

(amounts in thousand PLN)

Statement of comprehensive income

	Financial period			
	for the 3 months ended 30 June 2009	**for the 6 months ended 30 June 2009**	**for the 3 months ended 30 June 2008**	**for the 6 months ended 30 June 2008**
INCOME STATEMENT				
CONTINUED ACTIVITIES:				
Sales	2 722 083	5 099 260	3 028 621	6 030 935
Cost of sales	(1 867 491)	(3 316 230)	(1 842 524)	(3 508 126)
Gross profit	**854 592**	**1 783 030**	**1 186 097**	**2 522 809**
Selling costs	(23 280)	(46 973)	(18 514)	(36 601)
Administrative expenses	(156 425)	(278 704)	(113 790)	(265 811)
Other operating income	422 269	585 394	162 469	522 858
Other operating costs	(127 274)	(276 587)	(189 286)	(548 755)
Operating profit	**969 882**	**1 766 160**	**1 026 976**	**2 194 500**
Finance costs - net	(6 233)	(18 896)	(8 460)	(17 813)
Profit before income tax	**963 649**	**1 747 264**	**1 018 516**	**2 176 687**
Income tax expense	(118 893)	(274 630)	(186 022)	(361 997)
Profit for the period	**844 756**	**1 472 634**	**832 494**	**1 814 690**
OTHER COMPREHENSIVE INCOME DUE TO:				
Available-for-sale financial assets	(2 793)	(8 088)	873	(2 079)
Cash flow hedging instruments	(228 670)	(625 195)	(4 068)	(2 095)
Income tax related to items presented in other comprehensive income	43 979	120 324	131	(159)
Other comprehensive net income for the financial period	**(187 484)**	**(512 959)**	**(3 064)**	**(4 333)**
TOTAL COMPREHENSIVE INCOME	**657 272**	**959 675**	**829 430**	**1 810 357**
Earnings per share during the period (in PLN per share)				
- basic	4.22	7.36	4.16	9.07
- diluted	4.22	7.36	4.16	9.07

Lubin, 13 August 2009

(amounts in thousand PLN)

Statement of changes in equity

	Share capital	Retained earnings	Accumulated other comprehensive income due to: Available-for-sale financial assets	Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)
Total comprehensive income	-	1 814 690	(1 684)	(2 649)	1 810 357
At 30 June 2008	**2 000 000**	**6 966 856**	**2 021**	**7 429**	**8 976 306**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Dividends for 2008 approved but unpaid	-	(2 336 000)	-	-	(2 336 000)
Total comprehensive income	-	1 472 634	(6 551)	(506 408)	959 675
At 30 June 2009	**2 000 000**	**7 209 178**	**3 714**	**2 075**	**9 214 967**

Lubin, 13 August 2009

Exemption number 82 4639

(amounts in thousand PLN)

Statement of cash flows

	Financial period	
	for the 6 months ended 30 June 2009	**for the 6 months ended 30 June 2008**
Cash flow from operating activities		
Profit for the period	1 472 634	1 814 690
Adjustments to profit for the period	(18 196)	52 519
Income tax paid	(298 091)	(672 714)
Net cash generated from operating activities	**1 156 347**	**1 194 495**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(10 700)	(102 317)
Purchase of property, plant and equipment and intangible assets	(606 121)	(461 481)
Proceeds from sale of property, plant and equipment and intangible assets	8 458	3 779
Purchase of available-for-sale financial assets	-	(100 267)
Proceeds from sale of available-for-sale financial assets	20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(8 984)	(13 361)
Establishment of deposits	(400 500)	-
Termination of deposits	300 500	-
Loans granted	-	(7 056)
Repayments of loans granted	606	53
Interest received	4 436	43
Dividends received	90 719	136 619
Other investment expenses	(11 850)	(8 320)
Net cash used in investing activities	**(613 436)**	**(552 157)**
Cash flow from financing activities		
Repayments of loans	(2 000)	(3 000)
Payments of liabilities due to finance leases	(30)	-
Interest paid	(147)	(249)
Net cash used in financing activities	**(2 177)**	**(3 249)**
Total net cash flow	**540 734**	**639 089**
Exchange losses on cash and cash equivalents	(12 482)	(1 686)
Movements in cash and cash equivalents	**528 252**	**637 403**
Cash and cash equivalents at beginning of the period	**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period	**2 321 832**	**3 172 398**
including restricted cash and cash equivalents	4 197	1 472

Lubin, 13 August 2009

Exemption number 82 4639

(amounts in thousand PLN)

Consolidated statement of financial position

	At 30 June 2009	31 December 2008
Assets		
Non-current assets		
Property, plant and equipment	7 228 620	7 136 307
Intangible assets	151 197	151 581
Investment property	18 083	18 083
Investments in associates	1 334 043	1 498 116
Deferred tax assets	299 358	188 992
Available-for-sale financial assets	30 014	31 213
Held-to-maturity investments	66 400	59 592
Derivative financial instruments	75 996	6 501
Trade and other receivables	7 174	22 774
	9 210 885	**9 113 159**
Current assets		
Inventories	1 840 797	1 608 369
Trade and other receivables	1 714 423	1 469 959
Current corporate tax receivables	4 919	1 741
Held-to-maturity investments	2 180	-
Derivative financial instruments	223 059	711 127
Cash and cash equivalents	2 466 185	2 065 763
	6 251 563	**5 856 959**
Non-current assets held for sale	**9 526**	**29 987**
TOTAL ASSETS	**15 471 974**	**15 000 105**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Accumulated other comprehensive income	4 002	517 456
Retained earnings	7 362 208	8 407 049
	9 366 210	**10 924 505**
Minority interest	**49 590**	**58 360**
TOTAL EQUITY	**9 415 800**	**10 982 865**
LIABILITIES		
Non-current liabilities		
Trade and other payables	38 823	44 289
Borrowings and finance lease liabilities	102 648	98 055
Derivative financial instruments	9 780	-
Deferred tax liabilities	39 728	68 182
Liabilities due to employee benefits	1 086 590	1 039 423
Provisions for other liabilities and charges	451 032	599 315
	1 728 601	**1 849 264**
Current liabilities		
Trade and other payables	3 880 936	1 756 752
Borrowings and finance lease liabilities	181 325	192 923
Current corporate tax liabilities	67 179	65 952
Derivative financial instruments	50 031	4 930
Liabilities due to employee benefits	96 669	83 531
Provisions for other liabilities and charges	51 433	63 888
	4 327 573	**2 167 976**
TOTAL LIABILITIES	**6 056 174**	**4 017 240**
TOTAL EQUITY AND LIABILITIES	**15 471 974**	**15 000 105**

Lubin, 13 August 2009

(amounts in thousand PLN)

Consolidated statement of comprehensive income

	Financial period			
	for the 3 months ended 30 June 2009	for the 6 months ended 30 June 2009	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008
Income statement				
Sales	2 991 980	5 611 914	3 410 956	6 750 769
Cost of sales	(2 070 643)	(3 673 282)	(2 148 734)	(4 054 068)
Gross profit	**921 337**	**1 938 632**	**1 262 222**	**2 696 701**
Selling costs	(53 487)	(114 177)	(60 833)	(113 216)
Administrative expenses	(196 888)	(358 148)	(154 792)	(347 739)
Other operating income	87 437	283 819	127 364	314 135
Other operating costs	(133 872)	(291 555)	(219 077)	(586 253)
Operating profit	**624 527**	**1 458 571**	**954 884**	**1 963 628**
Finance costs - net	(9 449)	(25 837)	(12 245)	(24 712)
Share of profits of associates accounted for using the equity method	92 550	144 587	82 019	152 524
Profit before income tax	**707 628**	**1 577 321**	**1 024 658**	**2 091 440**
Income tax expense	(121 575)	(286 262)	(182 840)	(372 281)
Profit for the period	**586 053**	**1 291 059**	**841 818**	**1 719 159**
Other comprehensive income due to:				
Available-for-sale financial assets	(2 568)	(8 699)	1 551	(2 073)
Cash flow hedging instruments	(228 670)	(625 195)	(4 068)	(2 095)
Income tax related to items presented in other comprehensive income	43 936	120 440	131	(159)
Other comprehensive net income for the financial period	**(187 302)**	**(513 454)**	**(2 386)**	**(4 327)**
TOTAL COMPREHENSIVE INCOME	**398 751**	**777 605**	**839 432**	**1 714 832**
Profit for the period attributable to:				
shareholders of the Parent Entity	585 719	1 291 159	841 598	1 719 410
minority interest	334	(100)	220	(251)
Total comprehensive income attributable to:				
shareholders of the Parent Entity	398 417	777 705	839 212	1 715 083
minority interest	334	(100)	220	(251)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)				
- basic	2.93	6.46	4.21	8.60
- diluted	2.93	6.46	4.21	8.60

Lubin, 13 August 2009

(amounts in thousand PLN)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Accumulated other comprehensive income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)	(74)	(1 800 074)
Total comprehensive income	-	1 719 410	(1 678)	(2 649)	1 715 083	(251)	1 714 832
At 30 June 2008	**2 000 000**	**7 360 280**	**1 361**	**7 430**	**9 369 071**	**47 296**	**9 416 367**
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Dividends for 2008 resolved but unpaid	-	(2 336 000)	-	-	(2 336 000)	-	(2 336 000)
Total comprehensive income	-	1 291 159	(7 046)	(506 408)	777 705	(100)	777 605
Transactions with minority interest	-	-	-	-	-	(8 670)	(8 670)
At 30 June 2009	**2 000 000**	**7 362 208**	**1 926**	**2 076**	**9 366 210**	**49 590**	**9 415 800**

Lubin, 13 August 2009

Exemption number 82 4639

KGHM Polska Miedź S.A.
Consolidated financial statements
for the period from 1 January 2009 to 30 June 2009
(amounts in thousand PLN)

Consolidated statement of cash flows

	Financial period	
	for the 6 months ended 30 June 2009	**for the 6 months ended 30 June 2008**
Cash flow from operating activities		
Profit for the period	1 291 059	1 719 159
Adjustments to profit for the period	226 100	222 005
Income tax paid	(306 594)	(674 141)
Net cash generated from operating activities	**1 210 565**	**1 267 023**
Cash flow from investing activities		
Purchase of subsidiaries, less acquired cash and cash equivalents	(14 128)	-
Purchase of property, plant and equipment and intangible assets	(756 234)	(572 611)
Proceeds from sale of property, plant and equipment and intangible assets	8 934	8 660
Purchase of held-to-maturity investments	-	(64 844)
Proceeds from sale of held-to-maturity investments	-	64 844
Purchase of available-for-sale financial assets	-	(100 005)
Proceeds from sale of available-for-sale financial assets	20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(8 984)	(13 361)
Establishment of deposits	(400 500)	-
Termination of deposits	300 500	-
Repayments of loans granted	610	-
Interest received	4 433	753
Dividends received	76 455	91 410
Advances granted for purchase of property, plant and equipment and intangible assets	(4 470)	(13 138)
Other investment expenses	(7 337)	(4 750)
Net cash used in investing activities	**(780 721)**	**(602 891)**
Cash flow from financing activities		
Proceeds connected with minority interest transactions	57	-
Proceeds from loans and borrowings	46 164	30 158
Repayments of loans and borrowings	(53 735)	(45 733)
Payments of liabilities due to finance leases	(1 558)	(836)
Interest paid	(7 765)	(6 604)
Other financial proceeds	(9)	(24)
Net cash used in financing activities	**(16 846)**	**(23 039)**
Total net cash flow	**412 998**	**641 093**
Exchange losses on cash and cash equivalents	(12 576)	(2 686)
Movements in cash and cash equivalents	**400 422**	**638 407**
Cash and cash equivalents at beginning of the period	**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period	**2 466 185**	**3 450 503**
including restricted cash and cash equivalents	4 208	1 682

Lubin, 13 August 2009

Translation from the original Polish version